UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 30, 2007.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 1-10560

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BENCHMARK ELECTRONICS, INC.

3000 TECHNOLOGY DRIVE

ANGLETON, TEXAS 77515

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.               Statements of Net Assets Available for Benefits as of December 30, 2007 and 2006

2.               Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2007

3.               Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2007*

EXHIBITS

23                                                                     Consent of Independent Registered Public Accounting Firm

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC.
401(K) EMPLOYEE SAVINGS PLAN

By:	/s/ Gayla J. Delly
Gayla J. Delly
President of
Benchmark Electronics, Inc.

Date:	June 27, 2008

ii

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 30, 2007 and 2006

(With Independent Registered Public Accounting Firm’s Report Thereon)

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Benchmark Electronics, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 30, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Houston, Texas

June 27, 2008

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2007 and 2006

	2007	2006
Assets:
Cash	$—	9,420
Investments, at fair value	112,883,067	110,055,161

Receivables:
Employer contributions	195,388	146,439
Participant contributions	408,253	324,356
Due from trustee	13,257	—
Securities sold	22,472	27,206
Accrued interest	153,383	158,189

Total receivables	792,753	656,190

Total assets	113,675,820	110,720,771

Liabilities:
Due to broker for securities purchased	3,469	36,626
Due to trustee	—	9,418

Total liabilities	3,469	46,044

Net assets available for benefits at fair value	113,672,351	110,674,727

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	231,891	666,655

Net assets available for benefits	$113,904,242	111,341,382

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2007

Investment income (loss):
Interest	$2,160,747
Dividends	918,493
Net gain on investments in common / collective trust funds	3,078
Net gain on investments in mutual funds	859,924
Net depreciation in fair value of common stock	(3,238,289)

703,953
Contributions:
Employer	3,142,334
Participant	6,828,381
Rollovers	389,121

10,359,836

Benefits paid to participants	(8,499,652)
Administrative fees	(1,277)

Net increase	2,562,860

Net assets available for benefits:
Beginning of year	111,341,382

End of year	$113,904,242

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 30, 2007 and 2006

(1)       Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

(a)       General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and employees of the Company’s affiliates, Benchmark Electronics Delaware Corp., Benchmark Electronics Company, Benchmark Electronics California Incorporated and Benchmark Electronics Huntsville, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has adopted the Dreyfus Non Standardized Prototype Profit Sharing Plan and Trust (the Prototype Plan).

The Plan is administered by the Company and advised by the board of directors of the Company. Mellon Trust of New England, N.A. is trustee of the Plan and ACS HR Solutions is the record keeper.

(b)       Contributions and Investment Options

Participants may elect to make pre-tax contributions of up to 100% (in 0.5% increments) of their compensation, as defined. Participant contributions will be matched by the Company on a 100% basis, not to exceed 4.0% of a participant’s compensation (referred to as employer contributions) upon one year of service. The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year. The Company did not make a discretionary contribution during the 2007 Plan year. Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions. Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants may direct all contributions to any of the following investment options.

•      Mellon Stable Value, Series I - The fund is a collective investment fund that seeks high current income and stability of principal. The fund will invest principally in investment contracts, including guaranteed investment contracts (GICs), synthetic investment contracts consisting of high-quality fixed income securities held within contracts to minimize market volatilities, and short-term money market instruments.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

•                  Dreyfus BASIC S&P 500 Stock Index Fund - The fund seeks to match the total return of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index). The fund normally invests at least 95% of its assets in common stocks included in the S&P 500 Index. The fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index. The S&P 500 Index is a market capitalization-weighted index of 500 widely-held stocks chosen to reflect the industries of the U.S. economy and is often used as a proxy of the stock market. Standard and Poor’s chooses the member companies for the 500 based on market size, liquidity and industry representation.

•                  Dreyfus Appreciation Fund, Inc. - The fund seeks long-term capital growth and preservation of capital. Its secondary goal is current income. The fund normally invests at least 80% of its assets in common stock. The fund focuses on “blue chip” companies, including multi-national companies, with total market capitalizations of more than $5 billion at the time of purchase. The fund manager uses a “buy and hold” investment strategy and seeks to keep annual portfolio turnover below 15%.

•                  Dreyfus Premier Balance Fund, Class I - The fund seeks total return through capital appreciation and current income. The fund normally invests 60% of assets in stocks and 40% in bonds. However, the fund may invest up to 75% and as little as 40% of its assets in stocks and up to 60% and as little as 25% of its assets in bonds.

•                  Dreyfus Premier Core Bond Fund, Class I - The fund seeks total return through capital appreciation and current income. It normally invests at least 80% of its assets in U.S. government bonds and notes, corporate bonds, convertible securities, preferred stocks, asset-backed securities, mortgage-related securities, inflation-indexed bonds and bonds of foreign issuers. The fund seeks to maintain a portfolio with an investment grade of BBB/Baa or higher, but may invest up to 35% of its assets in lower-rated securities. The fund can be expected to have an average effective maturity of between 5 and 10 years and an average effective duration between 3.5 and 6 years.

•                  The Boston Company International Core Equity Fund – The fund seeks long-term capital growth and normally invests at least 80% of its assets in foreign equities. It usually invests in at least five countries choosing from the countries included on the MSCI-EAFE index and Canada. The fund may invest up to 25% of assets in emerging markets.

•                  TCW Galileo Select Equities Fund, Class N - The fund seeks long-term capital appreciation. To pursue its goal, the fund invests primarily in common stocks of larger companies. The fund invests in companies that are believed to have strong and enduring business models and inherent advantages over competitors.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

•                  Goldman Sachs Mid Cap Value Fund – The funds seeks long-term capital appreciation. The fund typically invests at least 80% of its assets in equity securities with market capitalizations within the same range as the Russell Midcap Value Index. Although the fund invests primarily in U.S. securities, it may invest up to 25% of its assets in foreign securities, including securities of issues in emerging countries and securities quoted in foreign currencies.

•                  Dreyfus Premier Future Leaders Fund, Class I – The fund seeks capital growth. To pursue this goal, it normally invests at least 80% of its assets in companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. The fund invests primarily in small companies with total market capitalizations within the same range as the Russell 2000 Index at the time of purchase. The fund’s investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings. The fund may invest up to 25% of its assets in foreign securities.

•                  Benchmark Electronics, Inc. Common Stock Fund - Funds are invested in common stock of the Company. This investment is designed to give participants ownership in Benchmark Electronics, Inc., as well as an opportunity to share in the Company’s potential long-term growth.

(c)        Participant Accounts

Each participant’s account is credited with the participant’s contribution and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)       Vesting

Effective December 31, 2003, participants are immediately vested in their contributions and in employer matching contributions to the Plan plus actual earnings thereon.

(e)        Participants’ Notes Receivable

Upon application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants’ 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. Participants’ notes are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time. The interest rate is set at the prime rate plus 1%. Loan proceeds are reduced by a $50 loan processing fee.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(f)        Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund redemption fees paid by participants, which are reported in administrative fees in the accompanying statement of changes in net assets available for benefits.

(g)       Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates or rollover to another qualified plan.

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

(h)       Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement.

(i)        Forfeitures

Nonvested employer contributions forfeited upon the participant’s receipt of a distribution of his/her vested balance prior to December 31, 2003, totaled $43,681 and $75,554 at December 30, 2007 and 2006, respectively. These accounts will be used to reduce future employer contributions.

(2)       Summary of Accounting Policies

(a)       Basis of Financial Statements

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)       Investment Valuation

The Plan’s investments are stated at fair value. The common stock of the Company and mutual funds are valued at their quoted market price. The investments in common / collective trust funds are valued based upon the quoted market values of the underlying assets. The estimated fair value of the investment in the Mellon Stable Value Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (c) below. Participants’ notes receivable are recorded at cost which approximates their fair value.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned. Net investment gain (loss) from mutual funds and common/collective trust funds includes interest, dividends, realized gains (losses) on sale of investments and unrealized appreciation (depreciation) in fair value of investments. Net depreciation in fair value of common stock includes realized gains (losses) on sale of common stock and unrealized appreciation (depreciation) in fair value of common stock.

(c)        Adoption of New Accounting Standard

Effective December 31, 2005, the Plan adopted the provisions of the Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP) with respect to fully benefit-responsive investment contracts held by the Mellon Stable Value Fund, Series I (the Stable Value Fund), which is provided as an investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.

The Stable Value Fund is a common/ collective trust fund and generally consists of three types of investment contracts that are described in detail below:

Guaranteed Investment Contracts – Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts – General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%. Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the Fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts – Constant duration synthetic GICs consist of a portfolio of securities owned by the Fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

(d)       Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represents 8.7% and 11.7% of the Plan’s net assets as of December 30, 2007 and 2006, respectively. The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(e)        Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(f)        Payment of Benefits

Benefits are recorded when paid.

(3)       Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

 (4)      Federal Income Tax Exemption

The IRS has determined and informed the Company by a letter dated September 1, 1994, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

 (5)      Reconciliation of Financial Statements to Form 5500

Reconciliation of the Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) reported in the financial statements to the Form 5500 as of December 30, 2007 and 2006 is as follows:

	2007	2006
Schedule H, Line 4(i) – Schedule of Assets reported per the Form 5500	$113,114,958	110,721,816
Adjustment from fair value to contract value for fully benefit-responsive contracts	(231,891)	(666,655)

Schedule H, Line 4(i) – Schedule of Assets reported in the accompanying statement	$112,883,067	110,055,161

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2007 and 2006 is as follows:

	2007	2006
Net assets available for benefits reported per the Form 5500	$113,268,336	110,880,005
Adjustment in employer contributions receivable	195,388	146,439
Adjustment in participants contributions receivable	408,253	324,356
Adjustment in due from (to) trustee	32,265	(9,418)

Net assets available for benefits reported in the accompanying statement	$113,904,242	111,341,382

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2007 is as follows:

Net changes in net assets available for benefits reported per the Form 5500	$2,388,331
Adjustment in contributions from employer	48,949
Adjustment in contributions from participants	83,897
Adjustment in amounts due to trustee	41,683

Net changes in net assets available for benefits reported in the accompanying statement	$2,562,860

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(6)       Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets as of December 30, 2007 and 2006:

	2007	2006
Mellon Stable Value Fund, Series I (contract value - $47,778,063 and $47,149,134, respectively)	$47,546,172	46,482,479
Dreyfus Appreciation Fund, Inc.	11,654,920	11,323,462
Benchmark Electronics, Inc. Common Stock Fund	9,880,624	13,060,322
Goldman Sachs Mid Cap Value Fund	9,238,554	8,181,668
The Boston Company International Core Equity Fund	8,115,695	6,366,456
Dreyfus Premier Balance Fund, Class I	6,493,390	5,989,768
Dreyfus Premier Future Leaders Fund, Class I	*	5,837,072

* Investment not greater than 5 percent.

(7)       Party-in-Interest Transactions

The Plan engages in investment transactions with Funds managed by Dreyfus Corporation, Mellon Trust of New England and Mellon Institutional Funds Investment Trust. These companies are all affiliated with Mellon Financial Corporation who is the parent company for Dreyfus Corporation and Mellon Trust of New England, N.A., the trustee. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

The Plan invests in shares of the Company’s common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions which are also exempt under ERISA.

(8)       Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(8)       Recently Enacted Accounting Principles

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, sets out a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements of assets and liabilities. SFAS No. 157 applies under other accounting pronouncements previously issued by the FASB that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Plan expects to adopt the provisions of SFAS No. 157 for the year ended December 30, 2008. The Plan does not expect the adoption of the provisions of SFAS No. 157 to have a material effect on the Plan’s financial condition and results of operations.

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(9)       Subsequent Events

Effective January 1, 2008, the net assets of the GSS Array Technology, Inc. 401(k) Employee Savings Plan (the GSS Array Plan) totaling $766,128 and the Pemstar Tax Deferred Savings Plan (the Pemstar Plan) totaling $25,340,188 were merged with and transferred to the Plan. The investments of the GSS Array Plan and the Pemstar Plan were liquidated and invested in investments of the Plan with similar investment objectives.

Schedule

BENCHMARK ELECTRONICS, INC.

401(k) EMPLOYEE SAVINGS PLAN

Employer Identification Number (74-2211011) - Plan Number (001)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 30, 2007

			(e)
(a) (b) Identity of issuer		(c) Description of investment	Current value

*	Mellon Bank, N.A.	Mellon Stable Value Fund - Series I	$47,546,172

*	Mellon Trust of New England	Pooled Employee Daily Liquidity Fund	8,631

*	Dreyfus Trust Company	Dreyfus BASIC S&P 500 Stock Index Fund	4,616,774

*	Dreyfus Trust Company	Dreyfus Appreciation Fund, Inc.	11,654,920

*	Dreyfus Trust Company	Dreyfus Premier Balanced Fund, Class I	6,493,390

*	Dreyfus Trust Company	Dreyfus Premier Core Bond Fund, Class I	5,187,293

	TCW Galileo Funds, Inc.	TCW Galileo Select Equities Fund, Class N	1,359,164

*	Mellon Institutional Funds Investment Trust	The Boston Company International Core Equity Fund	8,115,695

	Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	9,238,554

*	Dreyfus Trust Company	Dreyfus Premier Future Leaders Fund, Class I	4,713,604

*	Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	9,880,624

*	Participants	Participants’ notes receivable (rates range from 5.0% to 11.0% at December 30, 2007)	4,068,246

			$112,883,067

Cost information omitted as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

*    Represents party-in-interest transactions.